CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We refer to the Form F-1 Registration Statement of EndoCeutics, Inc. (the “Company”), relating to the issue and sale of common shares of the Company.

We consent to the references to our firm under the captions “Selected financial information” and “Experts”. We also consent to the use of our report dated February 22, 2007 with respect to the Balance Sheets of the Company as of July 31, 2006 and June 30, 2006 and our report dated August 16, 2006 with respect to the Balance Sheet of EndoResearch Inc. and the Statements of Operations, Deficit and Cash Flows of EndoResearch Inc. for the year ended January 31, 2006 included in Form F-l Registration Statement.

Yours truly,

/s/ KPMG LLP, Canada

Chartered Accountants

Montreal, Canada

February 27, 2007